AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 23, 1998
                                        REGISTRATION NO. 333-
==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549
                                 _______________

                                    FORM S-6
                                 _______________

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
                                 _______________

A.  EXACT NAME OF TRUST:

                              EQUITY INVESTOR FUND
                                 CONCEPT SERIES
                            REAL ESTATE INCOME FUND 3
                               DEFINED ASSET FUNDS

B.  NAMES OF DEPOSITORS:

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                            SALOMON SMITH BARNEY INC.
                            PAINEWEBBER INCORPORATED
                            DEAN WITTER REYNOLDS INC.

C.  COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

MERRILL LYNCH, PIERCE, FENNER & SMITH                SALOMON SMITH BARNEY INC.
           INCORPORATED                            388 GREENWICH STREET
       DEFINED ASSET FUNDS                              23RD FLOOR
          P.O. BOX 9051                            NEW YORK, N.Y. 10013
    PRINCETON, N.J. 08543-9051


        DEAN WITTER REYNOLDS INC.                  PAINEWEBBER INCORPORATED
    TWO WORLD TRADE CENTER--59TH FLOOR             1285 AVE. OF THE AMERICAS
        NEW YORK, N.Y. 10048                         NEW YORK, N.Y. 10019



D.  NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:

    TERESA KONCICK, ESQ.                               DOUGLAS LOWE, ESQ.
        P.O BOX 9051                                DEAN WITTER REYNOLDS INC.
 PRINCETON, N.J. 08543-9051                          TWO WORLD TRADE CENTER--
                                                           59TH FLOOR
                                                      NEW YORK, N. Y. 10048

                                                            COPIES TO
   LAURIE HESSLEIN          ROBERT E. HOLLEY       PIERRE DE SAINT PHALLE, ESQ.
388 GREENWICH STREET   1285 AVENUE OF THE AMERICAS     450 LEXINGTON AVENUE
NEW YORK, N.Y. 10013      NEW YORK, N.Y. 10019         NEW YORK, N.Y. 10017

E.  TITLE OF SECURITIES BEING REGISTERED:

 An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.  APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:

 As soon as practicable after the acquisition and deposit of the underlying securities.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
==============================================================================



           Subject to Completion, Prospectus Dated October 26, 1998


DEFINED ASSET FUNDS-
EQUITY INVESTOR FUND
______________________________________________________________________________
______________________________________________________________________________

                                                   CONCEPT SERIES
                                                   REAL ESTATE INCOME FUND 3
                                                   (A UNIT INVESTMENT TRUST)
______________________________________________________________________________
______________________________________________________________________________

      The final prospectus for Equity Investor Fund, Concept Series, Real Estate Income Fund 2 is hereby incorporated by reference and used as a preliminary prospectus for this Portfolio. The narrative information and structure of the final prospectus of this Portfolio will be substantially the same as that of the previous prospectus, except that the current Portfolio will have a duration of two years and the sales fee structure will be different.
The new Portfolio will have an initial sales fee of about 1% and seven monthly deferred sales charges of $2.50 per 1,000 units ($17.50 annually) will be deducted from the Portfolio's net asset value each year of the Portfolio's two-year life. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Portfolio is not now available and will be different from that shown because each Portfolio is unique. Accordingly, the information contained herein with regard to the previous Portfolio should be considered as being included for informational purposes only. Investors should contact their financial consultant who will be informed of the expected effective date of the new Portfolio and who will be supplied with complete information with respect to the new Portfolio on the day and immediately prior to the effectiveness of the Registration Statement relating to Units of the new Portfolio.

---------------------------------------------------------------------------
      Information contained herein is subject to completion or amendment. A registration statement relating to these Securities has been filed with the Securities and Exchange Commission. These Securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.
---------------------------------------------------------------------------

                                   PART II

           ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

     A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.
                                                           SEC FILE OR
                                                        IDENTIFICATION NO.
                                                        __________________

I. Bonding Arrangements and Date of Organization of the Depositors filed pursuant to Items A and B of Part II of the Registration Statement on Form S-6 under the Securities Act of 1933:

         Merrill Lynch, Pierce, Fenner & Smith Incorporated       2-52691
         Salomon Smith Barney Inc.                                33-29106
         PaineWebber Incorporated                                 2-87965
         Dean Witter Reynolds Inc.                                2-60599

II. Information as to Officers and Directors of the Depositors filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:

         Merrill Lynch, Pierce, Fenner & Smith Incorporated        8-7221
         Salomon Smith Barney Inc.                                 8-8177
         PaineWebber Incorporated                                 8-16267
         Dean Witter Reynolds Inc.                                8-14172


III. Charter documents of the Depositors filed as Exhibits to the Registration Statement on Form S-6 under the Securities Act of 1933 (Charter, By-Laws):

         Merrill Lynch, Pierce, Fenner & Smith
           Incorporated                                  2-73866, 2-77549
         Salomon Smith Barney Inc.                       33-20499
         PaineWebber Incorporated                        2-87965, 2-87965
         Dean Witter Reynolds Inc.                       2-60599, 2-86941

     B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:

         Merrill Lynch, Pierce, Fenner & Smith Incorporated    13-5674085
         Salomon Smith Barney Inc.                             13-1912900
         PaineWebber Incorporated                              13-2638166
         Dean Witter Reynolds Inc.                             94-0899825
         The Bank of New York                                  13-4941102



                                     II-1


     A final prospectus of Equity Investor Fund, Concept Series, Real Estate Income Fund 2 (Reg. No. 333-02695) which is incorporated herein by reference may be used as a preliminary prospectus for this Series.


                      CONTENTS OF REGISTRATION STATEMENT

 THE REGISTRATION STATEMENT ON FORM S-6 COMPRISES THE FOLLOWING PAPERS AND
DOCUMENTS:

 The facing sheet of Form S-6. The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of the Equity Income Fund, Sixth Utility Common Stock Series, 1933 Act File No. 2-86836).
 The Prospectus.
 Additional Information not included in the Prospectus (Part II).
 *Consent of independent public accountants.

 The following exhibits:

      *1.1 --  Form of Trust Indenture.

      1.1.1 -- Form of Standard Terms and Conditions of Trust Effective October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate-48, Defined Asset Funds, 1933 Act File No. 33-50247).

      1.2 -- Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).

      2.1   -- Form of Certificate of Beneficial Interest (included in
               Exhibit 1.1.1).

     *3.1   -- Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the heading "Miscellaneous--Legal Opinion'' in the Prospectus.

      9.1   -- Information Supplement (incorporated by reference to
               Exhibit 9.1 to the Registration Statement of Municipal Investment Trust Fund, Equity Income Fund, Select Ten Portfolio 1996 International Series B (United Kingdom and Japan Portfolios), 1033 Act File No. 333-00593).

__________

  * To be filed with Amendment to Registration Statement.


                                     R-1


                                  SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 2ND DAY OF FEBRUARY, 1998.


            Signatures appear on pages R-3, R-4, R-5 and R-6.

     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.


                                     R-2


MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
               DEPOSITOR


By the following persons, who constitute a        Powers of Attorney have been
   majority of the Board of Directors of          filed under Form SE and
   Merrill Lynch, Pierce, Fenner & Smith          the following 1933 Act
   Incorporated:                                  File Number: 33-43466 and
                                                  33-51607

       HERBERT M. ALLISON, JR.
       STEPHEN L. HAMMERMAN
       DAVID H. KOMANSKY
       JOHN L. STEFFENS





       By  ERNEST V. FABIO
           (As authorized signatory for
           Merrill Lynch, Pierce, Fenner & Smith Incorporated and Attorney-in-fact for the persons listed above)


                                     R-3


   SALOMON SMITH BARNEY INC.
      DEPOSITOR


   By the following persons,                Powers of Attorney have
      who constitute a majority of             been filed under the
      the Board of Directors of                1933 Act File
      Salomon Smith Barney Inc.:               Numbers: 33-49753, 33-55073
                                               333-10441 and 333-63417

       JAMES DIMON
       DERYCK C. MAUGHAN



       By  GINA LEMON
          (As authorized signatory for
          Salomon Smith Barney Inc. and
          Attorney-in-fact for the persons listed above)


                                     R-4



   DEAN WITTER REYNOLDS INC.
          DEPOSITOR



   By the following persons,         Powers of Attorney have been
      who constitute a majority of     filed under Form SE and
      the Board of Directors of        the following 1933 Act
      Dean Witter Reynolds Inc.:       File Number: 33-17085
                                       and 333-13039

          RICHARD M. DeMARTINI
          ROBERT J. DWYER
          CHRISTINE A. EDWARDS
          CHARLES A. FIUMEFREDDO
          JAMES F. HIGGINS
          MITCHELL M. MERIN
          STEPHEN R. MILLER
          RICHARD F. POWERS III
          PHILIP J. PURCELL
          THOMAS C. SCHNEIDER
          WILLIAM B. SMITH




          By  MICHAEL D. BROWNE
             (As authorized signatory for
             Dean Witter Reynolds Inc. and
             Attorney-in-fact for the persons listed above)


                                    R-5


   PAINEWEBBER INCORPORATED
      DEPOSITOR



   By the following persons, who                Powers of Attorney have
      constitute of the                           been filed under
      Board of Directors of                       Form SE and the
      PaineWebber Incorporated:                   following 1933 Act
                                                  File Number: 2-61279

      MARGO N. ALEXANDER
      TERRY L. ATKINSON
      BRIAN M. BAREFOOT
      STEVEN P. BAUM
      MICHAEL CULP
      REGINA A. DOLAN
      JOSEPH J. GRANO, JR.
      EDWARD M. KERSCHNER
      JAMES P. MacGILVRAY
      DONALD B. MARRON
      ROBERT H. SILVER
      MARK B. SUTTON


      By  ROBERT E. HOLLEY
         (As authorized signatory for
         PaineWebber Incorporated and
         Attorney-in-fact for the persons listed above)


                                     R-6